Exhibit 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Ritchie Bros. Auctioneers Incorporated (the “Company”)

9500 Glenlyon Parkway

Burnaby, British Columbia

V5J 0C6

2.	Date of Material Change

June 16, 2014

3.	News Release

A press release announcing the material change was disseminated on June 16, 2014 through newswire service.

4.	Summary of Material Change:

The Company announced that Ravichandra Saligram has been appointed as the Company’s Chief Executive Officer.

5.	Full Description of Material Change:

On June 16, 2014, the Company announced that its board of directors (the “Board”) has appointed Ravichandra Saligram to the position of Chief Executive Officer of the Company. It is expected the Mr. Saligram will assume his role as Chief Executive Officer on July 7, 2014. The Board expects to appoint Mr. Saligram as a director of the Company with effect as of the same date. As previously announced, Mr. Peter Blake will cease to be the Chief Executive Officer of the Company and he will also resign as a director of the Company on July 1, 2014.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following senior officer may be contacted for further information in connection with this material change:

Darren Watt

Corporate Secretary

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, British Columbia

V5J 0C6

Tel. (778)-331-5500

9.	Date of Material Change Report

June 17, 2014